Exhibit 21.1

List of Subsidiaries of Taylor Capital Group, Inc.

Wholly-owned subsidiaries of Taylor Capital Group, Inc.:

(A) Cole Taylor Bank (1)

(B) CT Mortgage Company, Inc. (2)

(C) TAYC Capital Trust I (3)

(D) TAYC Capital Trust II (3)

Wholly-owned subsidiaries of Cole Taylor Bank:

(A) 1965 Milwaukee Ave. Building Corp. (1)

Notes:

(1) State of Incorporation – Illinois

(2) State of Incorporation – Delaware

(3) Delaware statutory trust